UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

July 19, 2005

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanches Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Page
1. Appointment of external auditors for Fiscal Year 2005	2

EXHIBIT 1

Santiago, July 15, 2005

Rol. S.V.S. No. 4272

Mr. Alejandro Ferreiro Yazigi
Superintendent of Insurance and Securities

Re.: Informs appointment of external auditors for Fiscal Year 2005 ________________________________________________________________________________

Dear Sir:

The Shareholders of the Company, at general session held on April 7th, 2005, delegated to the Board of Directors, the appointment of external auditors for Fiscal Year 2005, within the following firms: Deloitte & Touche Sociedad de Auditores y Consultores Limitada, Ernst & Young or Price Waterhouse Coopers, considering the best of their proposals.

We hereby inform said Superintendency that the Board of Directors of AES Gener S.A., in general session held on July 13th, 2005, in accordance to what it was entrusted to them, appointed Deloitte & Touche Sociedad de Auditores y Consultores Limitada as external auditors of the Company for Fiscal Year 2005.

Deloitte & Touche were also appointed as external auditors of AES Gener S.A. for Fiscal Years 2001, 2002, 2003 and 2004.

Cordially,

Luis Felipe Ceron Ceron
Chief Executive Officer
AES Gener S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	July 19, 2005	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer

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